    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2001
                                        REGISTRATION NO. 333-53826

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              FIFTH THIRD BANCORP
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             OHIO                                       31-0854434
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                                 --------------

                   FIFTH THIRD CENTER, CINCINNATI, OHIO 45263
                                 (513) 579-5300
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                             PAUL L. REYNOLDS, ESQ.
                              FIFTH THIRD BANCORP
                               FIFTH THIRD CENTER
                             CINCINNATI, OHIO 45263
                                 (513)579-5300
 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                ---------------

                          COPIES OF COMMUNICATIONS TO:
                           Richard G. Schmalzl, Esq.
                              H. Samuel Lind, Esq.
                           Graydon Head & Ritchey LLP
                            1900 Fifth Third Center
                               511 Walnut Street
                             Cincinnati, Ohio 45202
                             Phone: (513) 621-6464
                              Fax: (513) 651-3836

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED JANUARY 30, 2001



PROSPECTUS


                               FIFTH THIRD BANCORP




                         471,032 SHARES OF COMMON STOCK

              ----------------------------------------------------



         The persons identified in "Selling Shareholders" on page ____ are offering to sell 471,032 shares of common stock of Fifth Third Bancorp. All offers and sales will be made as described in "Plan of Distribution" beginning on page ___.


         The sale price for these shares may vary from transaction to transaction. Any sales commissions may also vary.



         Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB."




          ------------------------------------------------------------


         FOR A DESCRIPTION OF CERTAIN SIGNIFICANT CONSIDERATIONS IN CONNECTION WITH THE SHARES AND RELATED MATTERS DESCRIBED IN THIS DOCUMENT, SEE "RISK FACTORS" BEGINNING ON PAGE 2.

          ------------------------------------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          ------------------------------------------------------------

         THE SHARES OF FIFTH THIRD COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

          ------------------------------------------------------------

         THE INFORMATION IN THIS DOCUMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                The date of this prospectus is January __, 2001

                                  RISK FACTORS

         In deciding whether or not to buy shares of Fifth Third common stock offered by this document, you should consider the following factors:

FIFTH THIRD'S FUTURE ACQUISITIONS WILL DILUTE YOUR OWNERSHIP OF FIFTH THIRD AND MAY CAUSE FIFTH THIRD TO BECOME MORE SUSCEPTIBLE TO ADVERSE ECONOMIC EVENTS.

         Fifth Third's pending acquisition of Old Kent Financial Corporation is material to Fifth Third and will dilute your ownership interest in Fifth Third. See "Fifth Third Bancorp - Recent Developments." Other future business acquisitions could also be material to Fifth Third. Fifth Third may issue additional shares of common stock to pay for those acquisitions, which would dilute your ownership interest in Fifth Third even further. Acquisitions also could require Fifth Third to use substantial cash or other liquid assets or to incur debt. In those events, Fifth Third could become more susceptible to economic downturns and competitive pressures.

IF FIFTH THIRD DOES NOT ADJUST TO RAPID CHANGES IN THE FINANCIAL SERVICES INDUSTRY, ITS FINANCIAL PERFORMANCE MAY SUFFER.

         Fifth Third's ability to maintain its history of strong financial performance and return on investment to shareholders will depend in part on Fifth Third's ability to expand its scope of available financial services as needed to meet the needs and demands of its customers. In addition to the challenge of attracting and retaining customers for traditional banking services, Fifth Third's competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers.

DIFFICULTIES IN COMBINING THE OPERATIONS OF ACQUIRED ENTITIES WITH FIFTH THIRD'S OWN OPERATIONS MAY PREVENT FIFTH THIRD FROM ACHIEVING THE EXPECTED BENEFITS FROM ITS ACQUISITIONS.

         Fifth Third may not be able to achieve fully the strategic objectives and operating efficiencies in all of its acquisitions. Inherent uncertainties exist in integrating the operations of an acquired company into Fifth Third. In addition, the markets and industries in which Fifth Third operates are highly competitive. Fifth Third also may lose key personnel, either from the acquired entities or from itself, as a result of acquisitions. These factors could contribute to Fifth Third not achieving the expected benefits from its acquisitions within the desired time frames, if at all.

FUTURE GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT FIFTH THIRD'S FUTURE GROWTH.

         Fifth Third and its subsidiaries are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of the operations of Fifth Third and its subsidiaries. These laws may change from time to time and are primarily intended for the protection of consumers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact Fifth Third's ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Fifth Third, these changes could be materially adverse to Fifth Third's shareholders.

CHANGES IN INTEREST RATES COULD REDUCE FIFTH THIRD'S INCOME AND CASH FLOWS.

         Fifth Third's income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond Fifth Third's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Fluctuations in these areas may adversely affect Fifth Third.

                           FORWARD-LOOKING STATEMENTS

         This document, including information incorporated by reference into this document, contains or may contain forward-looking statements about Fifth Third which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks discussed above. Further information on other factors which could affect the financial results of Fifth Third are included in the SEC filings included with or incorporated by reference into this document. See "Where You Can Find More Information."

                               FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

         Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act and subject to regulation by the Federal Reserve Board. In 2000, Fifth Third elected to become a financial holding company under that Act. Fifth Third, with its principal office located in Cincinnati, owns all of the outstanding stock of five commercial banks and one savings bank with 668 offices in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida and Arizona. Those institutions are: Fifth Third Bank; Fifth Third Bank, Florida; Fifth Third Bank, Northern Kentucky, Inc.; Fifth Third Bank, Kentucky, Inc.; Fifth Third Bank, Indiana; and Fifth Third Bank, Southwest, F.S.B.

         At September 30, 2000, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of approximately $44.4 billion, consolidated total deposits of approximately $25.5 billion and consolidated total shareholders' equity of approximately $4.4 billion.


         Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, data processing services, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Fifth Third Insurance Services, Inc., Fifth Third Mortgage Company, Midwest Payment Systems, Inc., Fifth Third Mortgage Insurance Reinsurance Company, Fifth Third International Company, Fifth Third Investment Company, Fifth Third Community Development Corporation, Fifth Third Trade Services Limited, Fifth Third Real Estate
Capital Markets Co. and Heartland Capital Management, Inc. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of Fifth Third's subsidiary banks has deposit insurance provided by the Federal Deposit Insurance Corporation through either the Bank Insurance Fund and the Savings Association Insurance Fund.


         Fifth Third, through its subsidiaries, also participates in several regional shared ATM networks, including "Money Station," "Honor" and "Star." These networks include approximately 6,500, 42,000 and 70,000 ATMs, respectively. All Fifth Third banking subsidiaries also participate in the "PLUS System(R)" network, which is an international ATM network with approximately 490,000 ATMs.

         Fifth Third is a corporate entity legally separate and distinct from its subsidiaries. The principal source of Fifth Third's income is dividends from its subsidiaries. There are certain regulatory restrictions as to the extent to which the subsidiaries can pay dividends or otherwise supply funds to Fifth Third. See "Description of Capital Stock."

RECENT DEVELOPMENTS

         Fifth Third's strategy for growth includes strengthening its presence in core markets, expanding into contiguous markets and broadening its product offerings.

         Fifth Third believes it has an excellent track record in integrating acquired businesses. Since 1989, Fifth Third has completed over 30 acquisitions, which have contributed to its growth. Consistent with this strategy, Fifth Third recently acquired Ottawa Financial Corporation and entered into agreements to acquire Capital Holdings, Inc. and Old Kent Financial Corporation.

         OTTAWA FINANCIAL CORPORATION. On December 8, 2000, Fifth Third acquired Ottawa Financial Corporation, a unitary savings and loan holding company based in Holland, Michigan which owns AmeriBank. As of September 30, 2000, Ottawa had total assets of approximately $1.1 billion, deposits of approximately $732.8 million and shareholders' equity of approximately $83.2 million. Fifth Third issued approximately 3.7 million shares of Fifth Third common stock to shareholders of Ottawa in that merger. Based on the fair market value per share of Fifth Third common stock as of December 8, 2000, the closing date of this merger, these shares had an aggregate value of approximately $207.9 million. This merger was accounted for as a purchase.

         CAPITAL HOLDINGS, INC. On October 24, 2000, Fifth Third agreed to acquire Capital Holdings, Inc., a one bank holding company based in Sylvania, Ohio which owns Capital Bank, N.A. As of September 30, 2000, Capital Holdings had total assets of approximately $1.1 billion, deposits of approximately $873.9 million and shareholders' equity of approximately $94.6 million.


         In connection with the acquisition of Capital Holdings, shareholders of Capital Holdings will receive .638 of a share of Fifth Third common stock for each outstanding share of Capital Holdings capital stock. Fifth Third expects to issue approximately 5.07 million shares of Fifth Third common stock to shareholders of Capital Holdings. Based on the fair market value per share of Fifth Third common stock as of January 29, 2001, these shares would have an aggregate value of approximately $292.5 million. This merger is subject to shareholder and regulatory approval. Fifth Third expects that its acquisition of Capital Holdings will be accounted for as a pooling-of-interests and will be completed in the first quarter of 2001.


         OLD KENT FINANCIAL CORPORATION. On November 20, 2000, Fifth Third agreed to acquire Old Kent Financial Corporation, a financial holding company based in Grand Rapids, Michigan that owns Old Kent Bank and Old Kent Bank, National Association. As of September 30, 2000, Old Kent had total assets of approximately $22.5 billion, deposits of approximately $16.8 billion and shareholders' equity of approximately $1.6 billion.


         In connection with the acquisition of Old Kent, holders of Old Kent common stock will receive .74 of a share of Fifth Third common stock for each outstanding share of Old Kent common stock. Fifth Third expects to issue approximately 107.3 million shares of Fifth Third common stock to shareholders of Old Kent. Based on the fair market value per share of Fifth

Third common stock as of January 29, 2001, these shares would have an aggregate value of approximately $6.2 billion. The merger agreement for this acquisition further states that each share of Old Kent series D perpetual preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into one share of perpetual preferred stock of Fifth Third designated as Fifth Third series D perpetual preferred stock. The terms of the Fifth Third series D perpetual preferred will be substantially identical to the terms of the Old Kent series D perpetual preferred stock, except for such changes as may be required to give effect to the adjustment required by Section D.5.3.E. of the Old Kent certificate of designations, preferences and rights relating thereto in respect of the merger. Additionally, each share of Old Kent series E perpetual preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into one share of perpetual preferred stock of Fifth Third designated as Fifth Third series E perpetual preferred stock. The terms of the Fifth Third series E perpetual preferred stock will be substantially identical to the terms of the Old Kent series E perpetual preferred stock.


         This merger is subject to Old Kent and Fifth Third shareholder approval and regulatory approval. Fifth Third expects that its acquisition of Old Kent will be accounted for as a pooling-of-interests and will be completed in the second quarter of 2001.

CAPITAL REQUIREMENTS

         The Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation maintain guidelines to implement risk-based capital requirements for bank holding companies, state member banks, national banks and state non-member banks, respectively.

         Under the guidelines, "well capitalized" bank holding companies are required to have total capital equivalent to 10% of assets, weighted by risk. One half of this capital must be Tier 1 capital, which consists of core capital elements including common shareholders' equity, retained earnings and perpetual preferred stock, to risk weighted assets. The other half of required capital (Tier 2) can include, among other supplementary capital elements, limited-life preferred stock and subordinated debt and loan loss reserves up to certain limits. The banking regulatory authorities also require "well capitalized" bank holding companies to have a Tier 1 capital to risk-based assets ratio of 6%. "Well capitalized" state member banks are required to have a total capital to risk-based assets ratio of 10%, a Tier 1 capital to risk-based assets ratio of 6% and a leverage ratio of 5%.

         Under Federal Reserve Board policy, a holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of its subsidiaries. This support may be required at times when the holding company may not find itself able to provide it.

         Fifth Third and each of its subsidiary depository institutions are in compliance with all applicable standards for well capitalized banking organizations. As of September 30, 2000, Fifth Third had a leverage ratio of 9.99%, its Tier 1 risk-based capital ratio was 12.88% and its total risk-based capital ratio was 14.71%.

GENERAL REGULATION OF FIFTH THIRD

         Fifth Third is extensively regulated under both federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

         Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board also may make examinations of a holding company and each of its subsidiaries.

         The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

         The Gramm-Leach-Bliley Act, which became law on November 12, 1999, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system, such as Fifth Third, to engage in a full range of financial activities through a new entity known as a financial holding company. Fifth Third has elected to become a financial holding company. "Financial activities" are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature as well as activities that the Federal Reserve Board determines are complimentary thereto. In sum, the Gramm-Leach-Bliley Act is intended to permit bank holding companies that qualify and elect to be treated as a financial holding company to engage in a significantly broader range of activities described above that are not so treated.

         In order to elect to become a financial holding company and engage in the new activities, a bank holding company must meet certain tests and file an election form with the Federal Reserve Board. To qualify, all of a bank holding company's subsidiary banks must be well- capitalized and well-managed, as measured by regulatory guidelines. In addition, to engage in the new activities each of the bank holding company's banks must have been rated "satisfactory" or better in its most recent Federal Community Reinvestment Act evaluation. Furthermore a bank holding company that elects to be treated as a financial holding company may face significant consequences if its banks fail to maintain the required capital and management ratings including entering into an agreement with the Federal Reserve Board which imposes limitations on its operations and may even require divestitures.

GENERAL REGULATION OF DEPOSITORY INSTITUTIONS

         The operations of the subsidiary depository institutions of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these subsidiary depository institutions.

         National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks may be members of the Federal Reserve System and their deposits are insured by the Federal Deposit Insurance Corporation and, as such, are subject to regulation and examination by each agency. Federal savings banks are subject to the supervision and regulation of the Office of Thrift Supervision. State-chartered banking corporations are subject to federal and state regulation of their business and activities, including the Federal Reserve Board and: in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, in the case of banks chartered in Michigan, by the Michigan Office of Financial and Insurance Services, and in the case of banks chartered in Florida, by the Florida Department of Banking and Finance.

ADDITIONAL INFORMATION


         For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000, and Current Reports on Form 8-K filed with the SEC on June 21, July 17 and November 20, 2000, as amended on January 30, 2001, which are incorporated into this document by reference. See "Where You Can Find More Information." More information about Fifth Third is also contained in its 1999 Annual Report to Shareholders which is available through Fifth Third's website at http://www.53.com/investor/annual_report/index.htm.

               SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD


         The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1999 and the nine months ended September 30, 2000 and 1999. This data is based on information contained in Fifth Third's 1999 Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as well as Fifth Third's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, which are incorporated by reference into this document. Financial data for all periods has been restated to reflect the second quarter 1998 mergers with CitFed Bancorp, Inc. and State Savings Company and the fourth quarter 1999 mergers with CNB Bancshares, Inc. and Peoples Bank Corporation of Indianapolis. These mergers were accounted for as poolings-of-interest. All share and per share information has been retroactively adjusted to reflect the 3-for-2 stock splits effected in the form of stock dividends paid on July 14, 2000, April 15, 1998, July 15, 1997 and January 12, 1996.


                                Nine Months Ended September 30,                        Years Ended December 31,
                                ------------------------------- --------------------------------------------------------------------
                                    2000(1)         1999          1999(2)       1998(3)         1997          1996(4)        1995
                                  ----------     ----------     ----------    ----------     ----------     ----------    ----------

SUMMARY OF OPERATIONS:
                                                                (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income ...............   $2,427,356     $2,012,224     $2,738,082    $2,585,927     $2,477,612     $2,272,049    $1,949,924
Interest expense ..............    1,328,198        963,521      1,333,491     1,315,947      1,304,077      1,189,309     1,045,392
                                  ----------     ----------     ----------    ----------     ----------     ----------    ----------
Net interest income ...........    1,099,158      1,048,703      1,404,591     1,269,980      1,173,535      1,082,740       904,532
Provision for credit losses ...       65,926         90,310        134,057       123,489        116,946         82,880        54,819
                                  ----------     ----------     ----------    ----------     ----------     ----------    ----------
Net interest income after
provision for credit
losses ........................    1,033,232        958,393      1,270,534     1,146,491      1,056,589        999,860       849,713
Other operating income ........      742,602        649,865        877,686       753,544        590,428        494,024       407,160
Operating expenses ............      846,367        777,055      1,121,956     1,066,207        849,902        833,361       675,398
                                  ----------     ----------     ----------    ----------     ----------     ----------    ----------
Income before income taxes ....      929,467        831,203      1,026,264       833,828        797,115        660,523       581,475
Applicable income taxes .......      302,984        279,241        358,035       287,316        267,736        217,647       192,458
                                  ----------     ----------     ----------    ----------     ----------     ----------    ----------
Net income ....................   $  626,483     $  551,962     $  668,229    $  546,512     $  529,379     $  442,876    $  389,017
                                  ==========     ==========     ==========    ==========     ==========     ==========    ==========
COMMON SHARE DATA:
Earnings per share ............   $     1.35     $     1.21     $     1.46    $     1.21     $     1.18     $     0.99    $     0.91
Earnings per diluted share ....         1.33           1.19           1.43          1.19           1.17           0.97          0.88
Cash dividends declared per
   share ......................         0.52           0.43           0.59          0.47           0.38           0.33          0.28
Book value at period end ......         9.61           8.44           8.80          8.38           7.52           7.02          6.10
Average shares outstanding
   (000's) ....................      464,202        457,369        459,179       452,002        446,796        448,762       428,251
Average diluted shares
   outstanding (000's) ........      475,625        471,157        471,856       463,127        454,241        458,640       442,878

----------------------------
(1) Operating expenses for the first nine months of 2000 include $33.5 million of pretax merger-related and special charges ($23.1 million after tax, or $.05 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $649.5 million, $1.40 and $1.38, respectively.
(2) Provision for credit losses and operating expenses for 1999 include $26.2 million and $82.1 million of pretax merger-related charges ($83.8 million after tax, or $.18 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $752.0 million, $1.64 and $1.61, respectively.
(3) Provision for credit losses and operating expenses for 1998 include $16.7 million and $121.3 million of pretax merger-related charges ($98.7 million after tax, or $.21 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $645.2 million, $1.42 and $1.40, respectively.
(4) Operating expenses for 1996 include the impact of the special SAIF assessment of $49.6 million pretax ($31.3 million after tax, or $.07 per diluted share). For comparability, excluding the impact of this assessment, net income, earnings per share and earnings per diluted share would have been $474.1 million, $1.05 and $1.03, respectively.

                                         SEPTEMBER 30,                                      DECEMBER 31,
                                ----------------------------- ---------------------------------------------------------------------
                                  2000(1)         1999          1999(2)       1998(3)          1997          1996(4)        1995
                                -----------    -----------    -----------   -----------    -----------    -----------   -----------

FINANCIAL CONDITION AT
PERIOD END:                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Securities ...................  $14,891,722    $12,893,537    $12,816,671   $11,305,815    $10,530,928    $10,145,613   $ 7,476,140
Loans and leases .............   25,861,725     25,250,958     24,963,620    22,356,524     21,898,954     20,207,880    18,422,675
Assets .......................   44,395,900     41,446,488     41,589,512    37,092,266     35,180,173     33,135,051    28,301,971
Deposits .....................   25,474,581     25,006,594     26,083,560    24,495,784     24,289,566     23,306,020    20,825,573
Short-term borrowings ........    8,194,425      8,979,955      8,374,133     4,514,636      4,391,386      4,263,311     2,474,043
Long-term debt and convertible
  subordinated notes .........    4,894,342      2,543,739      1,976,272     3,236,090      2,305,341      1,795,069     1,781,708
Shareholders' equity .........    4,436,129      3,907,742      4,077,031     3,795,054      3,358,540      3,135,413     2,658,637

RATIOS:
PROFITABILITY RATIOS:
Return on average assets .....         1.87%          1.89%          1.68%         1.51%          1.57%          1.42%         1.47%
Return on average
  shareholders' equity .......         19.1%          18.9%          16.9%         15.4%          17.2%          15.3%         15.9%
Net interest margin ..........         3.77%          4.05%          3.99%         3.93%          3.86%          3.83%         3.76%
Overhead ratio(5) ............         44.3%          44.3%          47.6%         51.1%          46.8%          51.4%         50.1%
Other operating income to
   total income(6) ...........         40.3%          48.8%          38.4%         36.9%          33.2%          30.9%         30.6%
Dividend payout ..............         39.1%          35.9%          41.0%         39.8%          32.4%          33.6%         32.3%
CAPITAL RATIOS:
Average shareholders'
  equity to average assets ...         9.83%          9.97%          9.95%         9.80%          9.16%          9.28%         9.24%
Tier 1 risk-adjusted
  capital ....................        12.88%         13.15%         12.16%        12.47%         11.28%         11.84%        11.75%
Total risk-adjusted capital ..        14.71%         15.12%         14.00%        14.44%         13.44%         14.31%        14.67%
Tier 1 leverage ..............         9.99%         10.15%          9.81%        10.09%          9.15%          8.84%         9.28%
RATIO OF EARNINGS TO
  FIXED CHARGES:(7)
Including deposit interest ...         1.70x          1.86x          1.76x         1.63x          1.61x          1.55x         1.55x
Excluding deposit interest ...         2.87x          3.38x          3.12x         3.00x          3.12x          3.23x         3.20x
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets .......       467.40%        385.64%        474.06%       364.44%        265.41%        228.08%       206.69%
Reserve for credit losses
  to loans and leases
  outstanding ................         1.48%          1.48%          1.47%         1.48%          1.43%          1.41%         1.47%
Net charge-offs to average
  loans and leases
  outstanding ................         0.26%          0.36%          0.36%         0.47%          0.43%          0.40%         0.23%
Nonperforming assets to loans,
  leases and other real estate
  owned ......................         0.32%          0.38%          0.31%         0.41%          0.54%          0.62%         0.71%

-----------------------------------
(1) Operating expenses for the first nine months of 2000 include merger-related and special charges totaling $33.5 million pretax ($23.1 million after tax, or $.05 per diluted share). For comparability, excluding the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.94%, 19.8% and 42.6%, respectively.
(2) Provision for credit losses and operating expenses for 1999 include charges of $26.2 million and $82.1 million of pretax merger-related charges ($83.8 million after tax, or $.18 per diluted share). For comparability, excluding the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.89%, 19.0% and 44.1%, respectively.
(3) Provision for credit losses and operating expenses for 1998 include $16.7 million and $121.3 million of pretax merger-related charges ($98.7 million after tax, or $.21 per diluted share). For comparability, excluding the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.78%, 18.2% and 45.3%, respectively.
(4) Operating expenses for 1996 include the impact of the special SAIF assessment of $49.6 million pretax ($31.3 million after tax, or $.07 per diluted share). For comparability, excluding the impact of this assessment, return on average assets, return on average equity and the overhead ratio were 1.52%, 16.3% and 48.3%, respectively.
(5) Operating expenses divided by the sum of taxable-equivalent net interest income and other operating income.
(6) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.
(7) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                                 USE OF PROCEEDS

         Fifth Third will not receive any proceeds from the sale of the common stock by the selling shareholders. See "Selling Shareholders."

                              SELLING SHAREHOLDERS

         The shares of common stock offered hereby were issued to the selling shareholders pursuant to the Agreement and Plan of Merger dated as of October 2, 2000 by and among Fifth Third, Resource Management, Inc., an Ohio corporation, and certain of the selling shareholders. Pursuant to the merger agreement, Resource Management merged with and into Fifth Third on January 2, 2001.

         In the merger, Resource Management shareholders received an aggregate of 471,032 shares of Fifth Third Common Stock.

         Pursuant to the merger agreement, Fifth Third agreed to file with the SEC a registration statement under the Securities Act and maintain its effectiveness until the earlier of (1) one year after the merger, or (2) the first date as of which all shares of common stock offered hereby have been sold pursuant to the registration statement or otherwise cease to be registrable shares. Under the terms of the merger agreement, Fifth Third has agreed to pay all expenses incurred in connection with the registration of the shares of common stock being sold by the selling shareholders; provided, however, that Fifth Third will not pay any selling commissions, discounts, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals relating to the sale of the shares of common stock offered hereby. Fifth Third has agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

         The following table sets forth certain information with respect to the selling shareholders and the number of shares of common stock which may be sold pursuant to this document. Prior to the effective time of the merger, no selling shareholder held any positions or offices or had any other material relationships with Fifth Third, or any of its predecessors or affiliates, during the past three years.


                               Number of shares of                                             Number of shares of common stock
                               common stock at the        Number of shares of common stock     and percentage of class assuming
Name and address of Selling    effective time of the      which may be sold pursuant to        the sale of all shares offered
Shareholder                    merger(1)                  this prospectus                      pursuant to this prospectus(1)
---------------------------    ---------------------      -----------------------              ------------------------------
Richard A. Barone                   216,523                        193,685                           22,838(2)
1301 E. Ninth Street
36th Floor
Cleveland, OH  44114

Barone Legacy L.P.                    7,825                         7,825                                 0%
1301 E. Ninth Street
36th Floor
Cleveland, OH  44114

Maxus Foundation                      1,956                         1,956                                 0%
1301 E. Ninth Street
36th Floor
Cleveland, OH  44114

The Barone Family Trust              73,365                        73,365                                 0%
2495 Manzanita Lane
Reno, NV  89509

Robert F. Pincus                     19,564                        19,564                                 0%
29870 Bolingbrook Road
Pepper Pike, OH 44124

Joshua Barone                         6,847                         6,847                                 0%
6290 Dog Hollow Court
Reno, NV  89509

Rebecca Barone Schneider              6,847                         6,847                                 0%
236 Living Springs Place
Henderson, NV  89012

Sarah Barone Schwartz                 6,847                         6,847                                 0%
793 Delores Street
San Francisco, CA

Robert W. Curtin                      5,773                         2,347                             3,426(2)
8480 Bridlehurst Trail
Kirtland, OH  44094

Fred D. DiSanto                      69,758                        50,118                            19,640(2)
2921 Gatsby Lane
Willoughby Hills, OH  44092

DLJSC fbo Fred DiSanto IRA              377                          377                                  0%
Box 2052
Jersey City, NJ  07303-9998




Denis J. Amato                         61,554                      50,135                               11,419(2)
3710 Cinnamon Way
Westlake, OH  44145

James G. Raimondo                      15,470                      15,470                               0%
7785 Wilderness Drive
Mentor, OH  44060

DLJSC fbo James Raimondo IRA            1,591                       1,591                               0%
Box 2052
Jersey City, NJ  07303-9998

James M. Bernard                        9,534                       6,108                                3,426(2)
19704 Winding Trail
Strongsville, OH  44149

McDonald & Co. fbo                      2,544                       2,544                               0%
James Bernard IRA
800 Superior Avenue
Suite 2100
Cleveland, OH  44114-2603

Umberto P. Fideli                      65,281                       7,996                               57,285(2)
P.O. Box 318003
Independence, OH  44131

Peter M. Klein                          4,930                       4,930                               0%
1377 Lynn Park Drive
Cleveland Heights, OH  44121

Gladys Rodriguez                        1,257                       1,257                               0%
19408 Hipple Avenue
Cleveland, OH  44135

DLJSC fbo Gladys Rodriguez IRA            382                         382                               0%
Box 2052
Jersey City, NJ  07303-9998

Key Trust of Ohio fbo Alan Schwartz     1,599                       1,599                               0%
P.O. Box 5937
Cleveland, OH  44101-0937

DLJSC fbo Linda Schwartz IRA            1,599                       1,599                               0%
Box 2052
Jersey City, NJ  07303-9998

Robert J. Conrad                        3,883                       1,599                                2,284(2)
1504 Stone Court
Westlake, OH  44145

Steven J. Varrone                         967                         967                               0%
4995 Hawkins Road
Richfield, OH  44286



McDonald & Co. fbo Steven Varrone IRA           510                510                   0%
800 Superior Avenue,
Suite 2100
Cleveland, OH  44114-2603

Arthur & Carol Anton                          4,567              4,567                    0%
2246 Tudor Drive
Cleveland Heights, OH  44106-3210


---------------
(1) The Commission has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or right to acquire beneficial ownership of a security within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted.

(2) Less than 1%.

                          DESCRIPTION OF CAPITAL STOCK


         Fifth Third is currently authorized to issue 650,000,000 shares of Fifth Third common stock, no par value, and 500,000 shares of preferred stock, no par value. As of January 19, 2001, Fifth Third had outstanding
466,409,357 shares of Fifth Third common stock and no shares of Fifth
Third preferred stock. The following summary description of the capital stock of Fifth Third does not purport to be complete and is qualified in its entirety by reference to Fifth Third's articles of incorporation and code of regulations.


COMMON STOCK

         VOTING RIGHTS. Under Fifth Third's articles of incorporation, as amended, the holders of common stock have no preemptive rights and the common stock has no redemption, sinking fund, or conversion privileges. The holders of Fifth Third common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Fifth Third's code of regulations provides for the division of its board of directors into three classes of approximately equal size. Directors are elected for three-year terms, and the terms of office of approximately one-third of the classified board of directors expire each year. This classification of the board of Fifth Third may make it more difficult for a shareholder to acquire immediate control of Fifth Third and remove management by means of a hostile takeover. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the shareholders to replace a majority of directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual meeting.

             Fifth Third's articles of incorporation contain another potential anti-takeover device. As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third preferred stock, and its board of directors may designate various characteristics and rights of Fifth Third preferred stock, including conversion rights. Accordingly, as an anti-takeover measure, Fifth Third's board of directors may authorize the conversion of shares of Fifth Third preferred stock into any number of shares of Fifth Third common stock and thus dilute the outstanding shares of Fifth Third common stock. Subject to the board's fiduciary duties, Fifth Third could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of Fifth Third.

         The holders of Fifth Third common stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no shareholder of the corporation may cumulate his or her voting power, each shareholder has the right to vote cumulatively in the election of directors of the corporation if (1) written notice is given by any shareholder of the corporation to the president, a vice president or the secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that the shareholder desires that voting for the election of directors be cumulative, and
(2) announcement of the giving of this notice is made upon the convening of the meeting by the chairman or the secretary or by or on behalf of the shareholder giving the notice. In this event, each shareholder will be entitled to cumulate the voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute these votes on the same principle among two or more candidates, as each shareholder sees fit. The availability of cumulative voting rights enhances the ability of minority shareholders to obtain representation on the board of directors.

         DIVIDENDS. Holders of Fifth Third common stock are entitled to dividends as and when declared by the board of directors out of funds legally available for the payment of dividends. Fifth Third has, in the past, declared and paid dividends on a quarterly basis, and intends to continue to do so in the immediate future in such amounts as its board of directors shall determine.

         Most of the revenues of Fifth Third available for payment of dividends derive from amounts paid to it by its subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the Federal Deposit Insurance Corporation, as the case may be, exceed the aggregate of such bank's net profits and retained net profits for the preceding two years. No affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

         If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the authority may require, after notice and hearing, that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends which Fifth Third and its affiliates may pay in the future.

         RIGHTS UPON LIQUIDATION. In the event of any liquidation, dissolution or winding up of Fifth Third, so long as it has not issued preferred stock, the holders of Fifth Third common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third
(including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third available for distribution. If Fifth Third preferred stock is issued, the holders of Fifth Third preferred stock may have priority over the holders of Fifth Third common stock in the event of liquidation or dissolution.

PREFERRED STOCK


         In connection with Fifth Third's acquisition of Old Kent Financial Corporation, Fifth Third has agreed to issue 7,250 shares of its newly-created series D preferred stock and 2,000 shares of its newly-created series E preferred stock. The terms of such shares will be substantially identical to the terms of Old Kent's currently outstanding series D and series E preferred stock. These series of preferred stock are described in the joint proxy statement/prospectus relating to the special meetings of Fifth Third's and Old Kent's shareholders in connection with that merger. Fifth Third will provide you with a copy of the description of such series D and series E preferred stock contained in such proxy statement upon your request delivered in accordance with the procedures described under "Where You Can Find More Information."


         Pursuant to Fifth Third's articles of incorporation the Fifth Third board of directors may, without further action of Fifth Third's shareholders,
(a) divide into one or more new series the authorized shares of Fifth Third preferred stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and (c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third preferred stock shall not be entitled to vote on any matter.

CHANGE OF CONTROL PROVISIONS

         The articles of incorporation and code of regulations of Fifth Third contain various provisions which could make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The ability of Fifth Third to issue shares of Fifth Third preferred stock may have the effect of delaying, deferring or preventing a change-of-control of Fifth Third. Fifth Third's classified board of directors may also make it more difficult for a shareholder to acquire immediate control of Fifth Third. Additionally, Ohio law contains provisions which would also make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The following discussion of some of these provisions is qualified in its entirety by reference to those particular statutory and regulatory provisions.

         OHIO CONTROL SHARE ACQUISITION ACT. Section 1701.831 of the Ohio Revised Code, the Ohio Control Share Acquisition Act, provides that any "control share acquisition" of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the issuing public corporation in accordance with the provisions of the Ohio Control Share Acquisition Act. A "control share acquisition" is defined under the Ohio Control Share Acquisition Act to mean the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%; more than 33%; and a majority.

         The Ohio Control Share Acquisition Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation. The Ohio issuing public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date.

         The Ohio Control Share Acquisition Act further specifies that the shareholders of the Ohio issuing public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Ohio Control Share Acquisition Act, the acquiring person may only acquire the shares of the Ohio issuing public corporation upon the affirmative vote of (1) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the separate special meeting, and (2) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the special meeting excluding those shares of the Ohio issuing public corporation common stock deemed to be "interested shares" for purposes of the Ohio Control Share Acquisition Act.

         "Interested shares" are defined under the Ohio Control Share Acquisition Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person; (2) any officer of the Ohio issuing public corporation; or (3) any employee who is also a director of the Ohio issuing public corporation. "Interested shares" also include shares of the Ohio issuing public corporation common stock that are acquired by any person after the date of the first public disclosure of the proposed merger and the date of the special meeting, if either: (a) the aggregate consideration paid by such person, and any person acting in concert with him for such shares of the Ohio issuing public corporation common stock exceeds $250,000, or (b) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the Ohio issuing public corporation common stock.

         OHIO MERGER MORATORIUM STATUTE. Chapter 1704 of the Ohio Revised Code prohibits an issuing public corporation from engaging in certain transactions with an interested shareholder for a period of three years following the date on which the person became an interested shareholder unless, prior to such date, the directors of the issuing public corporation approve either the transaction or the acquisition of shares pursuant to which such person became an interested shareholder. Fifth Third is an issuing public corporation for purposes of the statute. An interested shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors.

     The transactions restricted by Chapter 1704 include:

         - any merger, consolidation, combination, or majority share acquisition between or involving an issuing public corporation and an interested shareholder or an affiliate or associate of an interested shareholder;

         - certain transfers of property, dividends, and issuance or transfers of shares, from or by an issuing public corporation or a subsidiary of an issuing public corporation to, with, or for the benefit of an interested shareholder or an affiliate or associate of an interested shareholder unless such transaction is in the ordinary course of business of the issuing public corporation on terms no more favorable to the interested shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions; and

         - certain transactions which (1) increase the proportionate share ownership of an interested shareholder, (2) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the issuing public corporation if such plan is proposed by or on behalf of the interested shareholder, or (3) pledge or extend the credit or financial resources of the issuing public corporation to or for the benefit of the interested shareholder.

         After the initial three-year moratorium has expired, an issuing public corporation may engage in a transaction subject to Chapter 1704 if: (1) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the board of directors of the issuing public corporation, (2) the transaction subject to Chapter 1704 is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the issuing public corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or (3) the transaction subject to Chapter 1704 meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

         OHIO TENDER OFFER PROCEDURES. Ohio law also provides that an offeror may not make a tender offer or request an invitation for tenders that would result in the offeror beneficially owning more than 10% of any class of the target company's equity securities unless such offeror files certain information with the Ohio Division of Securities and provides such information to the target company and the offerees within Ohio. The Ohio Division of Securities may suspend the continuation of the control bid if it determines that the offeror's filed information does not provide full disclosure to the offerees of all material information concerning the control bid. The statute also provides that an offeror may not acquire any equity security of a target company within two years of the offeror's previous acquisition of any equity security of the same target company pursuant to a control bid unless the Ohio offerees may sell such security to the offeror on substantially the same terms as provided by the previous control bid. The statute does not apply to a transaction if either the offeror or the target company is a savings and loan or bank holding company and the proposed transaction requires federal regulatory approval.

         DISSENTER'S RIGHTS. Under Ohio law, shareholders have the right to dissent from certain corporate actions and receive the fair cash value for their shares if they follow certain procedures. Shareholders entitled to relief as dissenting shareholders under Ohio law are:

         - shareholders of an Ohio corporation dissenting from certain amendments to the corporation's articles of incorporation;

         - shareholders of an Ohio corporation that is being merged or consolidated into a surviving or new entity;

         - shareholders of a surviving Ohio corporation to a merger who are entitled to vote on the adoption of an agreement of merger (but only as to the shares so entitling them to vote);

         - shareholders, other than the parent corporation, of an Ohio subsidiary corporation that is being merged into its parent corporation;

         - shareholders of an acquiring corporation in a combination or a majority share acquisition who are entitled to vote on such transaction (but only as to the shares so entitling them to vote); and

         - shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is Fifth Third Bank, Cincinnati, Ohio.

                              PLAN OF DISTRIBUTION

         The selling shareholders named in this document and other persons described below may offer these shares for sale. Additional persons may be named or described in one or more amendments or supplements to this document. Offers and sales of these shares may be subject to certain delay periods described below. Under the merger agreement, Fifth Third is required to maintain the effectiveness of the registration statement to which this document relates until the earlier of (1) one year after the merger of Resource Management into Fifth Third, or (2) the first date as of which all registrable shares have been sold pursuant to the registration statement or otherwise cease to be registrable shares.

         Under the terms of the merger agreement, Fifth Third may suspend the use of the registration statement during such period that Fifth Third's executive officers and directors are required to refrain from making offers and sales of Fifth Third common stock. The period of time Fifth Third is required to maintain the effectiveness of the registration statement will be extended for a period of time equal to all of the delay periods unless all of the shares of common stock offered hereby have been sold pursuant to the registration statement or otherwise cease to be registrable shares at an earlier time. Fifth Third shall provide written notice to each selling shareholder at the beginning and end of each delay period.

         Subject in all cases to the restrictions in the merger agreement described above, any distribution hereunder of the common stock by the selling shareholders may be effected from time to time in one or more of the following transactions: (1) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (2) to underwriters who will acquire shares of common stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (3) directly or through brokers or agents in private sales at negotiated prices, (4) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (5) to or through trusts created by the selling shareholders, or (6) by any other legally available means. Also, offers to purchase the common stock may be solicited by agents designated by the selling shareholders from time to time. Underwriters or other agents participating in an offering made pursuant to this document (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         In connection with distributions of the shares of common stock offered hereby or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares of common stock offered hereby in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell short and redeliver the shares to close out such short portions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares of common stock offered hereby, which shares such broker-dealer or other financial institution, may resell pursuant to this document (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge the shares of common stock offered hereby to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged common stock pursuant to this document (as supplemented or amended to reflect such transaction).

         UNDERWRITERS. Certain costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by Fifth Third. Commissions, discounts, underwriting or advisory fees, broker's fees and transfer taxes, if any, attributable to the sales of the shares of common stock offered hereby will be borne by the selling shareholders. The selling shareholders have agreed to indemnify Fifth Third, each of its directors and officers, and each person, if any, who controls Fifth Third within the meaning of the Securities Act, against certain liabilities in connection with the offering of the shares of common stock offered hereby pursuant to this document, including liabilities arising under the Securities Act. In addition, Fifth Third has agreed to indemnify the selling shareholders against certain liabilities in connection with the offering of the shares of common stock pursuant to this document, including liabilities arising under the Securities Act.

         Brokers, dealers and other persons who sell these shares may be deemed to be "underwriters" for purposes of the Securities Act of 1933. However, no one has conceded that they will be acting as an "underwriter" in selling these shares.

         This document may be amended and supplemented from time to time to describe a specific plan of distribution. In addition, any securities covered by this document which qualify for sale pursuant to Rule 145 may be sold under Rule 145 rather than pursuant to this document.

                                 LEGAL MATTERS

         Counsel employed by Fifth Third has rendered his opinion that the shares of common stock offered hereby are validly authorized and legally issued.

                                    EXPERTS

         The consolidated financial statements incorporated in this document by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         Fifth Third files annual, quarterly and special reports, proxy statements and other information with the SEC. Shareholders may read and copy reports, proxy statements and other information filed by Fifth Third at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Fifth Third's reports, proxy statements and other information are also available from commercial document retrieval services and at the SEC's website located at http://www.sec.gov.

         Fifth Third has filed a registration statement to register with the SEC the shares of common stock offered hereby. This document is part of that registration statement and constitutes a prospectus of Fifth Third.

         As allowed by SEC rules, this document does not contain all the information that shareholders can find in the Fifth Third registration statement or the exhibits to the Fifth Third registration statement.

         The SEC allows Fifth Third to "incorporate by reference" information into this document, which means that they can disclose important information to shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the other document.

         This document incorporates by reference the documents set forth below:

X        Fifth Third's Annual Report on Form 10-K for the year ended December
         31, 1999;

X Fifth Third's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000;


X Fifth Third's Current Reports on Form 8-K filed with the SEC on June 21, July 17 and November 20, 2000, as amended on January 30, 2001; and


X        Fifth Third's Proxy Statement dated February 9, 2000.

         Additional documents that Fifth Third may file with the SEC between the date of this Document and the date of the sale of the shares of common stock offered hereby are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Copies of any of the documents incorporated by reference (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from

Paul L. Reynolds, Executive Vice President and Assistant Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number: (513) 579-5300).


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO MAKE YOUR DETERMINATION ON WHETHER OR NOT TO MAKE AN INVESTMENT IN THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED JANUARY __, 2001. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE DELIVERY OF THIS DOCUMENT TO NOR THE SALE OF FIFTH THIRD COMMON STOCK WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is an itemized statement of the fees and expenses (all but the SEC fees are estimates) in connection with the issuance and distribution of the shares of common stock being registered hereunder. All such fees and expenses shall be borne by Fifth Third except for underwriting discounts and commissions and transfer taxes, if any, with respect to any shares being sold by the selling shareholders.

                  Commission Registration Fees......................................  $ 6,499.07
                  Nasdaq National Market Listing Fee................................         -0-
                  Blue Sky fees and expenses........................................         -0-
                  Printing and engraving expenses...................................      500.00
                  Transfer agent and registrar fee and expenses.....................         -0-
                  Attorneys fees and expenses.......................................   10,000.00
                  Accounting fees and expenses......................................    4,500.00
                  Miscellaneous.....................................................      516.00
                                                                                      ----------

                            Total...................................................  $22,015.07
                                                                                      ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

         The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets.

         In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney's fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (1) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (2) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by
Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or code of regulations of Fifth Third.

         The code of regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

         Fifth Third carries directors' and officers' liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Document                                                              Exhibit
--------------------------------------------------------------------------------

Opinion of Counsel employed by Fifth Third Bancorp                      5.1


Consent of Counsel employed by Fifth Third Bancorp                     23.1
(included in Exhibit 5.1)

Consent of Deloitte & Touche LLP                                       23.2


A power of attorney where various individuals authorize                24.1(*)
the signing of their names to any and all amendments to
this Registration Statement and other documents submitted
in connection herewith was contained on the first page of
the signature pages following Part II of the Registration
Statement as originally filed
-----------------------
*Previously Filed.


ITEM 17. UNDERTAKINGS

(a)      The undersigned Registrant hereby undertakes:

               (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

                       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                       (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Fifth Third pursuant to Section 13 or
               Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

               (2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to Registration Statement No. 333-53826 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on January 30, 2001.


                                      FIFTH THIRD BANCORP


                                      By:  /s/ GEORGE A. SCHAEFER, JR.
                                           -------------------------------------
                                           George A. Schaefer, Jr.
                                           President and Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 333-53826 has been signed by the following persons in the capacities and on the dates indicated.

Principal Executive Officer:



/s/ GEORGE A. SCHAEFER, JR.                             Date:  January 30, 2001
-------------------------------------
George A. Schaefer, Jr.
President and Chief Executive Officer

Principal Financial Officer:


/s/ NEAL E. ARNOLD                                      Date:  January 30, 2001
-------------------------------------
Neal E. Arnold
Chief Financial Officer, Executive
Vice President and Treasurer

Principal Accounting Officer:


/s/ ROGER W. DEAN                                       Date:  January 30, 2001
-------------------------------------
Roger W. Dean
Controller

Directors of the Company:



/s/ DARRYL F. ALLEN*                                    Date:  January 30, 2001
-------------------------------------
Darryl F. Allen


/s/ JOHN F. BARRETT*                                    Date:  January 30, 2001
-------------------------------------
John F. Barrett


/s/ GERALD V. DIRVIN*                                   Date:  January 30, 2001
-------------------------------------
Gerald V. Dirvin


/s/ THOMAS B. DONNELL*                                  Date:  January 30, 2001
-------------------------------------
Thomas B. Donnell


-------------------------------------
Richard T. Farmer


-------------------------------------
Joseph H. Head, Jr.


/s/ JOAN R. HERSCHEDE *                                 Date:  January 30, 2001
-------------------------------------
Joan R. Herschede


/s/ ALLEN M. HILL*                                      Date:  January 30, 2001
-------------------------------------
Allen M. Hill


-------------------------------------
William G. Kagler


-------------------------------------
James D. Kiggen


/s/ ROBERT L. KOCH, II*                                 Date:  January 30, 2001
-------------------------------------
Robert L. Koch, II



-------------------------------------
Mitchel D. Livingston, Ph.D.

-------------------------------------
Robert B. Morgan


-------------------------------------
David E. Reese


-------------------------------------
James E. Rogers



/s/ BRIAN H. ROWE*                                      Date:  January 30, 2001
-------------------------------------
Brian H. Rowe


/s/ GEORGE A. SCHAEFER, JR.                             Date:  January 30, 2001
-------------------------------------
George A. Schaefer, Jr.


/s/ JOHN J. SCHIFF, JR.*                                Date:  January 30, 2001
-------------------------------------
John J. Schiff, Jr.


-------------------------------------
Donald B. Shackelford


-------------------------------------
Dennis J. Sullivan, Jr.


/s/ DUDLEY S. TAFT*                                     Date:  January 30, 2001
-------------------------------------
Dudley S. Taft


/s/ THOMAS W. TRAYLOR*                                  Date:  January 30, 2001
-------------------------------------
Thomas W. Traylor

* /s/ GEORGE A. SCHAEFER, JR.
-------------------------------------
George A. Schaefer, Jr.
as attorney-in-fact pursuant to a
power of attorney previously filed.